SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


FORM U-3A3-1


TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A
HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF
THE GENERAL RULES AND REGULATIONS UNDER THE ACT

Statement for 12-month period ending: February 28, 1998
Name of  Bank: Morgan Guaranty Trust Company of New York
Address: 60 Wall Street, New York, New York 10260-0060

Organized in the year 1864 under the laws of New York and subject to regulation or examination under the laws of the United States of America.

If this statement is submitted by a receiver, conservator, or liquidating agent, state name and status: Not Applicable

IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO
THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS
KNOWLEDGE AND BELIEF:

     1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

(i) beneficially; or

(ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or

(iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II, III or IV, or comparable loan classifications.

____________________________________________________________

Name of Company                        Total Owned,
and Description of                     Controlled or
Securities          Total Outstanding  Held by Bank      Nature of Holding
(a)                 (b)                (c)               (d)
____________________________________________________________
Northern States
  Power Co.
  Minnesota
  -common stock        74,460,000      4,689,580          (ii)
Southern California
  Water Company
  -common stock          8,958,000       513,600          (ii)



     2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:

____________________________________________________________


                                       Voting Securities of Public-Utility
                                         or Holding Companies Pledged to
                                                Secure Such Loans

Name of Debtor                         Description of      Number of
Company                Amount of Loan  Security            Shares Pledged
(a)                    (b)             (c)                 (d)
____________________________________________________________

None.


     3.  The following tabulation identifies all
representatives of the bank on the board of directors of any public-utility or holding company, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:

____________________________________________________________
                                        Official Position   Official Position
Name of Company    Name of Individual   With Company        With Bank
(a)                (b)                  (c)                 (d)
____________________________________________________________

Consolidated Edison Ellen V. Futter     Director             Director
Inc.

     4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

____________________________________________________________
                                        Position of Borrower    Amount of
Name of Company     Name of Borrower    with Company            Loans
(a)                 (b)                 (c)                     (d)
____________________________________________________________

None.



     5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement:

____________________________________________________________
Name of Company      Amount of Indebtedness    Form of Indebtedness
(a)                  (b)                       (c)
____________________________________________________________

None.


     6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank's capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:

____________________________________________________________
                                         Services for Which Fees
Name of Company        Amount of Fees    Were Paid
(a)                    (b)               (c)
____________________________________________________________

None.



     7. This statement covers all foreign as well as domestic officers of this bank and its subsidiaries, except as follows: None.

March 31, 1998

[CORPORATE SEAL
of MORGAN GUARANTY               Morgan Guaranty Trust Company of New York
TRUST COMPANY OF                 (Name of Bank)
NEW YORK]

Attest:  Marion  I. Pearson /s/   By: James C.P. Berry/s/
         ______________________   _______________________
         Marion I. Pearson        James C.P. Berry
         Vice President and       Vice President, Assistant General Counsel
         Assistant Secretary       and Assistant Secretary